ARBOR COURT CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue

Compliance services	$ 4,500
Distribution services	95,703
Markup income	7,803
Prepaid Distribution Services	7,009
Fees	1,800
	116,815

Expenses

Website Archiving	400
Contract Services	39,315
Payroll Expense	1,054
Electronic Social Media	1,240
Email	5,585
FINRA Licenses and Permits	315
FINRA Registration Fees	16,390
Insurance	523
Pro Fees - Accounting	6,500
Pro Fees - Consulting	1,742
Pro Fees - Legal	150
Taxes	2,196
Rent	2,331
Computer & Copy Expense	295
Telephone	233
Utilities	256
Error Expense	635
Depreciation Expense	140
SIPC	181
Bank Service Charges	25
Other Expenses	545
Total Expenses	80,051

Net Income (Loss) from Operations	36,764

Other Income

Interest income	207

Net Income (Loss)	$ 36,971

See accompanying notes to financial statements.